SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

435376v2  10346/1

TABLE OF CONTENTS

INVITATION			3
NOTICE OF MEETING			4
1.	PROCEDURES RELATED TO THE EXTRAORDINARY SHAREHOLDERS' MEETING		6
	1.1.	Holding of the Extraordinary Shareholders' Meeting	6
	1.2.	Qualification and Participation in the Extraordinary Shareholders' Meeting	6
	1.3.	Representation at the Extraordinary Shareholders' Meeting	7
2.	MATTERS TO BE DELIBERATED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING		7
APPENDIX 01 - INFORMATION IN RELATION TO THE CANDIDATE TO THE BOARD OF DIRECTORS			10
APPENDIX 02 - INFORMATION RELATED TO THE CANDIDATES FOR THE FISCAL COUNCIL APPOINTED BY THE CONTROLLING SHAREHOLDERS			11

2

INVITATION

Date: August 31, 2015

Time (Brasília): 10 am

Location: Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Room 203 in Edifício Centro Empresarial VARIG – Brasília – DF

Event: Extraordinary Shareholders' Meeting

Subjects to be discussed:

1. Election by the controlling shareholder of a member for the Board of Directors to replace Willamy Moreira Frota, under Section I of Article 17 of the Company’s Bylaws;

2. Election of a full member for the Fiscal Council to replace Ricardo de Paula Monteiro, and his respective alternate, replacing Mr. Hugo Leonardo Gosmann under Article 36 of the Company's Bylaws.

3

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly traded company)

CNPJ No. 00001180/0001-26

NOTICE OF MEETING

163rd Extraordinary Shareholders' Meeting

We hereby invite the shareholders of Centrais Elétricas Brasileiras S.A. (Eletrobras) to meet at the Company's headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Sala (Room) 203 in Edifício Centro Empresarial VARIG – Brasília – DF, on August 31, 2015, at 10 am, for an Extraordinary Shareholders' Meeting, to discuss the following Agenda:

1. Election by the controlling shareholder of a member for the Board of Directors to replace Willamy Moreira Frota, under Section I of Article 17 of the Company’s Bylaws;

2. Election of a full member for the Fiscal Council to replace Ricardo de Paula Monteiro, and his respective alternate, replacing Mr. Hugo Leonardo Gosmann under Article 36 of the Company's Bylaws.

Under the terms of the first paragraph of Article 126 of Federal Law No. 6404/1976, as amended ("Corporate Law") and the decision of the I. Collegiate of the CVM in the process CVM RJ2014/3578, issued on November 4, 2014, shareholders may be represented at the Extraordinary Shareholders' Meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (whether a shareholder, officer of the Company or attorney registered with the Order of Attorneys of Brazil, (ii) if a legal entity, by its legal representatives or a proxy appointed in accordance with its articles of organization and the rules of the Brazilian Civil Code, (iii) if an investment fund, by its administrator and/or manager, or also by a proxy appointed in accordance with its articles of incorporation and the rules of the Brazilian Civil Code.

Each shareholder or their legal representative, in order to ensure their admission to the Meeting (Article 5, heading, of CVM Instruction No. 481, of December 17, 2009), shall present the following documents:

• Official identification document with a photo;

• Certified copy of the current Bylaws or articles of incorporation, in the case of legal entities;

• Original or certified copy of the power-of-attorney granted by the shareholder; and

• Original copy of the share position statement provided by the depositary institution or custodian, identifying shareholder status.

Under the terms of the paragraph of Article 43 of the Company's Bylaws, documents proving shareholder status and representation must be delivered within 72 (seventy-two) hours of the Extraordinary Shareholders' Meeting to the Departamento de Relações com Investidores (DFR - Department of Investor Relations), Divisão de Atendimento ao Mercado (DFRM - Market Service Division), on Avenida Presidente Vargas, No. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 noon or 2 pm to 5 pm. Only those shareholders who arrive with all the necessary documents to participate in the meeting will be admitted to the Extraordinary Shareholders' Meeting hereby called.

The provisions of Article 141 of the Law of Corporations do not apply, since the election of members to the Company's Board of Directors, as listed in the Agenda, is for the purpose of replacing members in positions appointed by the controlling shareholder, as established in the Company's Bylaws.

4

All the documentation pertaining to the subjects that will be discussed in the Extraordinary Shareholders' Meeting, in accordance with Article 135, paragraph 3, of the Law of Corporations and CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481") are available to shareholders at the Departamento de Relações com Investidores (DFR - Department of Investor Relations), Divisão de Atendimento ao Mercado (DFRM - Market Service Division), on Presidente Vargas, No. 409 – 9th floor, in the city of Rio de Janeiro, RJ, and on the websites of the Company (http://www.eletrobras.com.br/ri), the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Rio de Janeiro –  July 31, 2015

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

5

1.  Procedures related to the Extraordinary Shareholders' Meeting

To facilitate the understanding and participation of shareholders in the Extraordinary Shareholders' Meeting, the Company lists, as follows, some relevant information regarding the holding, participation and conducting of the meeting.

1.1.  Holding of the Extraordinary Shareholders' Meeting

Under Article 125 of the Law of Corporations, to hold an Extraordinary Shareholders' Meeting on the first call requires the attendance of shareholders and/or their legal representatives, corresponding to at least 25% (twenty-five percent) of the Company's voting capital.

If this percentage is not achieved, there will be a new call, at least (eight) days in advance, after which the Extraordinary Shareholders' Meeting shall be convened with the number of shareholders present.

1.2.  Qualification and Participation in the Extraordinary Shareholders' Meeting

To participate in the Extraordinary Shareholders' Meeting hereby called, the shareholders must prove that they are holders of shares issued by the Company, through presenting the following documents:

(a) statement issued by the depository institution of the shares indicating the respective shareholding, dated no more than 2 (two) days before the date of the Extraordinary Shareholders' Meeting;

(b) power of attorney (original version and certified copy), granted and regulated in accordance with the law, in the event the shareholder is represented by proxy;

(c) Original or certified copy of an identification document, legally recognized as such, with recent photo and valid nationally, within the validity period, if applicable, in the case of individuals;

(d) copy of the updated articles of incorporation and the act that invests the representative with sufficient powers for representation at the Extraordinary Shareholders' Meeting, in the case of a legal entity;

For the purposes of the documents referred to in section (d), the Company will accept (i) bylaws and articles of incorporation registered with the corresponding registration office (non certified copy of the original), as long as accompanied by the original certificate issued by the registration office or a certified copy attesting to the registration of the document or certified copy of the registered act; and (ii) specifically in relation to the act which invests the representative with powers to vote on behalf of the legal entity shareholder, if it is a power of attorney, it shall contain a notarized signature of the grantor or his or her representatives, as appropriate. If this act corresponds to a meeting of the board of directors, the shareholder shall previously provide the receipt demonstrating that it was filed with and published by the competent registration office.

In the case of legal entities with representatives who are not named in the bylaws/articles of association or through a separate act of appointment, the shareholder shall prove the validity of the appointment by providing the receipt that the act was filed with the competent registration office.

In the case of investment funds, the representative shall prove his or her authority as an administrator of the fund or a proxy duly appointed by the latter, according to the applicable law.

In the case of foreign legal entities, the documentation that demonstrates the power of attorney must be notarized and certified by the consulate. Documents written in other languages, in accordance with the Law of Introduction to the Standards of Brazilian Law (Decree-Law No. 4657, of September 4, 1942, as amended), will only be accepted if submitted with a sworn translation.

6

Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, the documents proving shareholder status and representation must be delivered within 72 (seventy-two) hours of the Extraordinary Shareholders' Meeting to the Departamento de Relações com Investidores (DFR - Department of Investor Relations), Divisão de Atendimento ao Mercado (DFRM - Market Service Division), on Avenida Presidente Vargas, No. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 noon or 2 pm to 5 pm.

1.3.  Representation at the Extraordinary Shareholders' Meeting

Under Paragraph 1 of Article 126 of the Law of Corporations and the decision of the I. Collegiate of the CVM in the process CVM RJ2014/3578, issued on November 4, 2014, a shareholder may be represented at the Extraordinary Shareholders' Meeting hereby called through one of the following means: (a) if an individual, by a proxy appointed less than 1 (one) year ago (whether a shareholder, officer of the Company or attorney registered with the Brazilian Bar Association), (b) if a legal entity, by its legal representatives or a proxy appointed in accordance with its articles of incorporation and the rules of the Brazilian Civil Code, (c) if an investment fund, by its administrator and/or manager, or also by a proxy appointed in accordance with its articles of incorporation and the rules of the Brazilian Civil Code.

2.  Matters to be deliberated at the Extraordinary Shareholders' Meeting

1.    Election by the controlling shareholder of a member to the Board of Directors to replace Willamy Moreira Frota, in accordance with Section I of Article 17 of the Company's Bylaws;

The Company's Bylaws, in Article 17, state that the term of office of members of the Board of Directors shall be 1 (one) year, with reelection permitted.

According to the third paragraph of Article 150 of Law 6404/1976, the substitute elected to fill the position shall complete the term of office of the member being replaced.

Since the current members of the Company's Board of Directors were elected at the Annual General Meeting, held on April 30, 2015, and the controlling shareholder intends to replace one of its representatives on that Board with another member, to complete the term of office of the member being replaced, a new election is necessary.

The Company's Bylaws stipulate that the Board of Directors shall consist of 10 (ten) members, as follows: (i) 6 (six) members appointed by the Ministry of Mines and Energy; (ii) 1 (one) member appointed by the Ministry of Planning, Budget and Management; (iii) 1 (one) member elected by the minority common shareholders; (iv) 1 (one) member elected by the preferred shareholders, representing at least 10% (ten percent) of the Company's share capital, through a separate vote, according to the Law of Corporations; and (v) 1 (one) member elected by the Company's employees, using a procedure specifically designed for this purpose, in accordance with the law.

In the case of Willamy Moreira Frota, he was elected by the controlling shareholder for the position to be appointed by the Ministry of Mines and Energy. He will be replaced by Luiz Eduardo Barata Ferreira to complete the aforementioned term.

Since this involves the election of a member to the Board of Directors to be made by the controlling shareholder, information about the candidate Luiz Eduardo Barata Ferreira, according to subsections 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, can be found in Appendix 1 (Board of Directors) of this document.

7

It should be noted that non-controlling shareholders will be able to participate in the Extraordinary Shareholders' Meeting, but not participate in the election of the member to the Board of Directors, since this involves the replacement of the member elected by the controlling shareholder, pursuant to Section I of Article 17 of the Company's Bylaws;

2.    Election of a full member for the Fiscal Council to replace Ricardo de Paula Monteiro, and his respective alternate replacing Mr. Hugo Leonardo Gosmann, under Article 36 of the Company's Bylaws.

The Company's Bylaws, in Article 36, stipulate that the Company's Fiscal Council shall operate on a permanent basis, and will consist of 5 (five) members and their alternates and the term of office of its members shall be 1 (one) year, with reelection permitted.

According to the third paragraph of Article 150 of Law 6404/1976, the substitute elected to fill the position shall complete the term of office of the member being replaced.

Since the current members of the Company's Fiscal Council and their alternates were elected at the Annual General Meeting, held on April 30, 2015, and the controlling shareholder intends to replace one of its representatives on that Council with another member, to complete the term of office of the member being replaced, a new election is necessary.

Regarding the composition of the Company's Fiscal Council, the Bylaws state that it shall consist of 5 (five) members and their alternates, as follows: (i) 1 (one) member and his or her alternate, appointed by the Minister of Finance, as a representative of the National Treasury; (ii) 1 (one) member and his or her alternate, appointed by the minority common shareholders and elected through a separate vote; (iii) 1 (one) member and his or her alternate, nominated by the preferred shareholders and elected through a separate vote; and 2 (two) other members and their respective alternates elected through a majority vote, by the holders of shares with voting rights who attended the Annual General Meeting.

In the case of Ricardo de Paula Monteiro, he was elected by a majority of common shareholders who attended the Annual General Meeting held on April 30, 2015, and who had not participated in the separate elections for the other members and alternates of the Fiscal Council, as established by Article 36 of the Bylaws and Article 161, §4, sub-paragraphs a and b, of Law 6404/76. The controlling shareholder intends to elect and appoint Agnes Maria de Aragão da Costa, as the member to complete the aforementioned term of office.

Since Ricardo de Paula Monteiro will be replaced on the Fiscal Council and his alternate,  Hugo Leonardo Gosmann, will not assume that position, it is also necessary to elect the alternate for the new Fiscal Council member. The controlling shareholder intends to ratify Ms. Leila Przytyk, as the alternate of the new Fiscal Council member to be elected.

Since this involves the election of a full member and alternate for the Fiscal Council appointed by the controlling shareholder, information about the candidate Agnes Maria de Aragão da Costa and her alternate Leila Przytyk, pursuant to subsections 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, is found in Appendix 2 (Fiscal Council) of this document.

8

In accordance with Circular Memorandum/CVM/SEP No. 02/2015, the deliberation at the Meeting on subsection 2 of the Agenda shall be determined by a majority vote of the common shareholders. It should be noted that non-controlling shareholders, who are preferred shareholders, will be able to participate in the Extraordinary Shareholders' Meeting, but not participate in the election of the full member and alternate to the Fiscal Council, since this involves the replacement of the member elected by the common shareholders, pursuant to Article 36 of the Company's Bylaws;

Rio de Janeiro - July 31, 2015.

José da Costa Carvalho Neto

Chief Executive Officer

9

Appendix 01

Information in relation to the candidate to the Board of Directors

In compliance with Article 10 of CVM Instruction 481, found below is the information indicated in subsections 12.5 to 12.10 of the Reference Form, as indicated in Appendix "A" of CVM Instruction No. 552, of October 9, 2014.

12.5/8  – Composition and professional experience of the Board of Directors

Name	Date of Birth	Administrative body:	Date of the election	Term of office
CPF	Profession	Elected position held:	Date entered office	Elected by the Controlling Shareholder?
Independent Member? What criteria were used to determine independence?	Number of consecutive mandates:	Other positions and duties performed in the issuer:

If the candidate has held the position of member of the Board of Directors or Fiscal Council, or the Company's internal committees, indicate the percentage of meetings held by the body during the last fiscal year that were attended by the candidate after he or she took office.

LUIZ EDUARDO BARATA FERREIRA	7/5/1953	BOARD OF DIRECTORS	8/31/2015	UNTIL 2016 AGM
246.431.577-04	ELECTRICAL ENGINEER	MEMBER OF THE BOARD OF DIRECTORS	8/31/2015	YES
NO	NOT APPLICABLE	NOT APPLICABLE
NOT APPLICABLE
Professional experience / Declaration of any convictions

Executive-Secretary, Luiz Eduardo Barata Ferreira, is an electrical engineer, who graduated in Engineering from the University of the State of Guanabara, with a postgraduate diploma in Power Systems from COPPE/UFRJ and an MBA from the same institution.

He has extensive experience in the electricity sector, having been Chairman of the Board of Directors of the Electric Power Trade Chamber (CCEE), an agency he had been part of since 2010 when he assumed the position of Superintendent.

He has worked in different companies and agencies in the electric power sector, such as the National Electricity System Operator (ONS), where he held the position of Director of Operations, and the Wholesale Energy Market (MAE), where he was a member of the Board of Directors. The Executive-Secretary has also exercised managerial and technical responsibilities at Eletrobras, in Itaipu and Furnas.

Eletrobras has no knowledge that Luiz Eduardo Barata is participating in other publicly held companies or organizations from the nonprofit sector.

Eletrobras has no knowledge of any civil, criminal or administrative convictions, in the last five years, that would prevent Luiz Eduardo Barata from exercising professional or commercial activities.

12.9 – Existence of a marital relationship, common-law marriage or kinship up to the second degree between: a. senior officers of the issuer; b. (1) senior officers of the issuer and (ii) senior officers of subsidiaries (direct or indirect) of the issuer; c. (i) senior officers of the issuer or its subsidiaries (direct or indirect) and (ii) parent companies (direct or indirect) of the issuer; and d. (i) senior officers of the issuer and (ii) senior officers of the parent companies (direct or indirect) of the issuer.

There are no marital relationships, common-law marriages or kinship up to the second degree between the candidates and the Company's senior officers or with senior officers or subsidiaries of parent companies (direct or indirect) of the Company.

12.10 – Relationships of hierarchical subordination, provision of service or control maintained in the past three fiscal years between the issuer and: a. company controlled directly or indirectly by the issuer, except for those in which the issuer holds, directly or indirectly, all of the share capital; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people..

There are no relationships of hierarchical subordination,  provision of service or control between the candidate and senior officers, subsidiaries, parent companies and others.

10

Appendix 02

Information related to the candidates for the Fiscal Council appointed by the controlling shareholders

In compliance with Article 10 of CVM Instruction 481, found below is the information indicated in subsections 12.5 to 12.10 of the Reference Form, as indicated in Appendix "A" of CVM Instruction No. 552, of October 9, 2014.

12.5/8  – Composition and professional experience of the Fiscal Council

Name	Date of Birth	Administrative body:	Date of the election	Term of office
CPF	Profession	Elected position held:	Date entered office	Elected by the Controlling Shareholder?
Independent Member? What criteria were used to determine independence?	Number of consecutive mandates:	Other positions and duties performed in the issuer:

If the candidate has held the position of member of the Board of Directors or Fiscal Council, or the Company's internal committees, indicate the percentage of meetings held by the body during the last fiscal year that were attended by the candidate after he or she took office.

AGNES MARIA DE ARAGÃO DA COSTA	02/01/1979	FISCAL COUNCIL	8/31/2015	UNTIL 2016 AGM
080.909.187-94	Economist	MEMBER OF THE FISCAL COUNCIL	8/31/2015	YES
NO	NOT APPLICABLE	NOT APPLICABLE
NOT APPLICABLE
Professional experience / Declaration of any convictions

Agnes Maria de Aragon da Costa is chief and senior economist in the Ministry of Mines and Energy, whose specialty Economies of Energy and Mining. She works on recommendations and formulation of public policy and monitoring the results of these policies, and exercises its functions on Economic Advisory MME for 10 years.

She has a BA in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master's degree in Energy from the University of São Paulo (USP). Her professional experience also includes having worked in a Brazilian bank in the project finance area in the energy sector. She is currently also a doctoral student at the Technical University of Berlin.

Mrs. Agnes Maria de Aragão da Costa is na alternate member of the Fiscal Council of Petrobras.

Eletrobras has no knowledge that Agnes Maria de Aragão da Costa is participating in other publicly traded companies or organizations in the nonprofit sector. Eletrobras has no knowledge of any civil, criminal or administrative convictions in the last 5 (five) years that would prevent Agnes Maria de Aragão da Costa from exercising professional or commercial activities.

12.9 – Existence of a marital relationship, common-law marriage or kinship up to the second degree between: a. senior officers of the issuer; b. (1) senior officers of the issuer and (ii) senior officers of subsidiaries (direct or indirect) of the issuer; c. (i) senior officers of the issuer or its subsidiaries (direct or indirect) and (ii) parent companies (direct or indirect) of the issuer; and d. (i) senior officers of the issuer and (ii) senior officers of the parent companies (direct or indirect) of the issuer.

There are no marital relationships, common-law marriages or kinship up to the second degree between the candidates and the Company's senior officers or with senior officers or subsidiaries of parent companies (direct or indirect) of the Company.

12.10 – Relationships of hierarchical subordination, provision of service or control maintained in the past three fiscal years between the issuer and: a. company controlled directly or indirectly by the issuer, except for those in which the issuer holds, directly or indirectly, all of the share capital; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people..

There are no relationships of hierarchical subordination,  provision of service or control between the candidates and senior officers, subsidiaries, parent companies and others.

11

12.5/8 – Composition and professional experience of the Fiscal Council

Name	Date of Birth	Administrative body:	Date of the election	Term of office
CPF	Profession	Elected position held:	Date entered office	Elected by the Controlling Shareholder?
Independent Member? What criteria were used to determine independence?	Number of consecutive mandates:	Other positions and duties performed in the issuer:

If the candidate has held the position of member of the Board of Directors or Fiscal Council, or the Company's internal committees, indicate the percentage of meetings held by the body during the last fiscal year that were attended by the candidate after he or she took office.

LEILA PRZYTYK	01/05/1978	FISCAL COUNCIL	8/31/2015	UNTIL 2016 AGM
665.149.591-72	Economist	ALTERNATE OF THE FISCAL COUNCIL	8/31/2015	YES
NO	NOT APPLICABLE	DOES NOT HOLD ELECTED POSITIONS IN ELETROBRAS
NOT APPLICABLE
Professional experience / Declaration of any convictions

Mrs. Leila has a graduation degree in economics in the UNB-DF (2001) and completed a specialized course in finances at Ibmec - Brasilia. In 2000, she participated in a public tender and was admitted at Banco do Brasil. In 2002, she participated in a public tender and was admitted at the Tesouro Nacional. On her career at the Tesouro Nacional it has been working in the fiscal area. She worked as a manager of projects on the structured projects (2006-2008), coordination of funds and fiscal operations and currently is an analyst of sectoral studies of public investment.

Eletrobras has no knowledge that Leila Przytyk has held senior positions in other publicly traded companies or organizations from the nonprofit sector, or been convicted, in the last 5 (five) years in any criminal proceedings, any administrative process of CVM or in the legal or administrative sphere, which has either suspended or disqualified him from exercising professional or commercial activities.

12.9 – Existence of a marital relationship, common-law marriage or kinship up to the second degree between: a. senior officers of the issuer; b. (1) senior officers of the issuer and (ii) senior officers of subsidiaries (direct or indirect) of the issuer; c. (i) senior officers of the issuer or its subsidiaries (direct or indirect) and (ii) parent companies (direct or indirect) of the issuer; and d. (i) senior officers of the issuer and (ii) senior officers of the parent companies (direct or indirect) of the issuer.

There are no marital relationships, common-law marriages or kinship up to the second degree between the candidates and the Company's senior officers or with senior officers or subsidiaries of parent companies (direct or indirect) of the Company.

12.10 – Relationships of hierarchical subordination, provision of service or control maintained in the past three fiscal years between the issuer and: a. company controlled directly or indirectly by the issuer, except for those in which the issuer holds, directly or indirectly, all of the share capital; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people..

There are no relationships of hierarchical subordination,  provision of service or control between the candidates and senior officers, subsidiaries, parent companies and others.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.